Exhibit 99.1

Sea Limited Reports First Quarter 2018 Results

Singapore, 16 May 2018 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the quarter ended March 31, 2018.

“We again saw healthy growth in our digital entertainment revenue in the first quarter of 2018, and have several new games in the pipeline for launch this year. Meanwhile, Shopee continues to grow ahead of expectations as we capture a larger share of our region’s e-commerce market, and the virtuous cycle created by that accelerated scaling is driving ever-improving economics on our platform,” said Forrest Li, Chairman and Group Chief Executive Officer of Sea. “We will continue to invest in growth, and to focus on improving our services to our platform users, as well as the infrastructure supporting our core businesses.”

First Quarter 2018 Key Metrics

•	Group

•	Total adjusted revenue was US$197.0 million, up 81.2% year-on-year from US$108.8 million for the first quarter of 2017 and up 19.8% quarter-on-quarter from US$164.5 million for the fourth quarter of 2017.

•	Total adjusted EBITDA was US$(144.7) million, compared to US$(41.4) million for the first quarter of 2017 and US$(140.2) million for the fourth quarter of 2017.

•	Digital Entertainment

•	Adjusted revenue was US$146.0 million, up 42.6% year-on-year from US$102.4 million for the first quarter of 2017 and up 2.9% quarter-on-quarter from US$141.9 million for the fourth quarter of 2017.

•	Adjusted EBITDA was US$55.0 million, an increase of 48.6% year-on-year from US$37.0 million for the first quarter of 2017 and up 4.6% quarter-on-quarter from $52.6 million for the fourth quarter of 2017.

•	Quarterly active users (“QAUs”) reached 126.7 million, an increase of 124.6% year-on-year from 56.4 million for the first quarter of 2017 and up 44.3% quarter-on-quarter from 87.8 million for the fourth quarter of 2017.

•	Average revenue per user (“ARPU”) was US$1.2 compared to US$1.8 for the first quarter of 2017 and US$1.6 for the fourth quarter of 2017.

•	E-commerce

•	Gross merchandise value (“GMV”) was US$1.9 billion, an increase of 199.5% year-on-year from US$648.3 million for the first quarter of 2017 and up 23.0% quarter-on-quarter from US$1.6 billion for the fourth quarter of 2017.

•	Gross orders for the quarter totaled 111.4 million, an increase of 217.4% year-on-year from 35.1 million for the first quarter of 2017 and up 13.3% quarter-on-quarter from 98.3 million for the fourth quarter of 2017.

•	Adjusted revenue was US$33.7 million, up 262.1% quarter-on-quarter from US$9.3 million for the fourth quarter of 2017. Adjusted revenue included US$22.0 million of marketplace revenue[1] and US$11.7 million of product revenue[2]. There was negligible e-commerce adjusted revenue for the first quarter of 2017.

•	Adjusted EBITDA was US$(179.6) million, compared to US$(62.7) million for the first quarter of 2017 and US$(175.4) million for the fourth quarter of 2017.

•	Sales and marketing as a percentage of GMV stood at 6.6%, and improved from 7.1% for the first quarter of 2017 and 8.5% for the fourth quarter of 2017.

•	Digital Financial Services

•	Gross transaction value of our digital financial services as a whole (“GTV”) was US$1.7 billion, an increase of 428.6% year-on-year from US$322.0 million for the first quarter of 2017 and up 65.7% quarter-on-quarter from US$1.0 billion for the fourth quarter of 2017. The growth was attributable to the payment processing services provided by AirPay to Shopee in most of our markets, which, depending on the operational arrangement in each relevant market, may include payments from buyers to Shopee accounts under Shopee Guarantee as well as outgoing payments from Shopee accounts to Shopee seller accounts that are operationally handled by AirPay.

[1]	Marketplace revenue mainly consists of commission and advertising income and revenue generated from other value-added services.
[2]	Product revenue mainly consists of revenue generated from direct sales.

Strategic Business Updates

Digital Entertainment

Garena enjoyed healthy growth this quarter, buoyed by factors including the continued expansion of our leading mobile games in the region, Arena of Valor and Free Fire. Free Fire recently achieved 13 million daily active users, placing it amongst the world’s most popular mobile battle royale titles. We continue to complement our leading franchises through growing e-sports leagues, video streaming options, and other ancillary services.

We held Garena World 2018, our region’s largest eSports event, from March 31 to April 1, 2018 in Bangkok, Thailand. We had an attendance of approximately 240 thousand and attracted over 10.6 million views online for the various tournaments at Garena World. In total, over 11,000 teams participated in the tournaments leading up to the event in Bangkok. Garena is well-positioned to ride on the wave of eSports growth as one of the region’s leading game platforms. We continue to invest in our eSports operations to generate user engagement for our games and to promote user acquisition and retention.

Our pipeline of games for release in 2018 features a series of highly anticipated PC and mobile titles. These include both classic and new franchises in different genres.

E-commerce

Shopee achieved robust growth in both GMV and gross orders in each of our markets in the first quarter of 2018 and saw a decrease in sales and marketing expenses from US$135.0 million in the fourth quarter of 2017 to US$127.2 million in the first quarter of 2018. This was driven primarily by our continuous efforts to attract new buyers and sellers in our focus categories while improving our cost efficiency.

Shopee has focused much of its innovation on launching value-added services to our ever-expanding seller base. We continue to broaden our ‘Service by Shopee’ offering in select markets, where we offer sellers a number of value-added services, such as inventory management, online store operations, and fulfilment services. We also provide ‘Shopee Logistics Service’ to create a seamless logistics experience for sellers and buyers. In addition, we conduct direct sales of certain products. With this diverse portfolio of services and offerings, depending on the needs and preferences of our sellers, we can help them manage inventory and fulfil orders from warehouses leased and operated by us, operate their stores on our platform, or purchase products from them for resale on our platform.

Other Development

Appointment of Group Chief Economist

The Company also announced that Santitarn Sathirathai is expected to join the Company as Group Chief Economist in June 2018. Mr. Sathirathai will focus on establishing Sea as a key thought leader in the digital economy and work with policy makers to promote digital transformation in the region. He will report to Forrest Li, Chairman and Group Chief Executive Officer.

Mr. Sathirathai will be joining the Company from Credit Suisse, where he is the head of Emerging Asia Economics Research. He won the award for best economic forecaster for Indonesia by Consensus Economics for each of 2013, 2014 and 2015, the very first economist in Asia to receive such award for three consecutive years, and was selected as one of Asia’s 21 young leaders in 2017 by Asia Society. He is a highly ranked economist for ASEAN and was also rated the best economist for Thailand by Asia Money. Prior to joining Credit Suisse, Mr. Sathirathai worked at the Ministry of Finance of Thailand and Government of Singapore Investment Corporation, and taught macroeconomic courses at Chulalongkorn University in Thailand. Mr. Sathirathai holds a doctorate degree in Public Policy and a master’s degree in Public Administration from Harvard University, as well as a bachelor’s degree in Economics and a master’s degree in Public Policy from the London School of Economics and Political Science.

Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$”)

	For the Three Months ended March 31,
	2017	2018
	$	$	YOY%
	(unaudited)	(unaudited)
Revenue
Digital Entertainment	87,586	110,658	26.3%
Others	6,359	44,386	598.0%

	93,945	155,044	65.0%
Cost of revenue
Digital Entertainment	(49,277)	(63,572)	29.0%
Others	(17,561)	(82,947)	372.3%

	(66,838)	(146,519)	119.2%

Gross profit	27,107	8,525	(68.6)%

Other operating income	218	729	234.4%
Sales and marketing expenses	(63,898)	(152,149)	138.1%
General and administrative expenses	(25,208)	(44,487)	76.5%
Research and development expenses	(6,252)	(10,712)	71.3%

Total operating expenses	(95,140)	(206,619)	117.2%

Operating loss	(68,033)	(198,094)	191.2%
Non-operating loss, net	(2,479)	(18,247)	636.1%
Income tax (expense) credit	(1,932)	755	(139.1)%
Share of results of equity investees	(632)	(583)	(7.8)%

Net loss	(73,076)	(216,169)	195.8%

Adjusted net loss (1)	(66,963)	(205,498)	206.9%

Adjusted revenue of Digital Entertainment (1)	102,396	146,030	42.6%
Adjusted revenue of E-commerce (1)	34	33,744	99,147.1%
Adjusted revenue of Digital Financial Services (1)	2,034	3,923	92.9%
Revenue of Other Services	4,291	13,342	210.9%

Total adjusted revenue (1)	108,755	197,039	81.2%

Adjusted EBITDA for Digital Entertainment (1)	37,006	55,004	48.6%
Adjusted EBITDA for E-commerce (1)	(62,669)	(179,649)	(186.7)%
Adjusted EBITDA for Digital Financial Services (1)	(9,904)	(8,570)	13.5%
Adjusted EBITDA for Other Services (1)	(2,923)	(9,868)	(237.6)%
Unallocated expenses (2)	(2,867)	(1,591)	44.5%

Total adjusted EBITDA (1)	(41,357)	(144,674)	(249.8)%

(1)	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”
(2)	Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operation Decision Maker (“CODM”) as part of segment performance.

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

Revenue

The table below sets forth revenue and adjusted revenue generated from our reported segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2017		2018
	$	% of revenue	$	% of revenue	YOY%
	(unaudited)		(unaudited)
Revenue
Digital Entertainment	87,586	93.2	110,658	71.4	26.3%
E-commerce	34	—	27,344	17.6	80,323.5%
Digital Financial Services	2,034	2.2	3,700	2.4	81.9%
Other Services	4,291	4.6	13,342	8.6	210.9%

	93,945	100.0	155,044	100.0	65.0%

	2017		2018
	$	% of total adjusted revenue	$	% of total adjusted revenue	YOY%
	(unaudited)		(unaudited)
Adjusted revenue of Digital Entertainment	102,396	94.2	146,030	74.1	42.6%
Adjusted revenue of E-commerce	34	—	33,744	17.1	99,147.1%
Adjusted revenue of Digital Financial Services	2,034	1.9	3,923	2.0	92.9%
Revenue of Other Services	4,291	3.9	13,342	6.8	210.9%

Total adjusted revenue	108,755	100.0	197,039	100.0	81.2%

Our total revenue increased by 65.0% to US$155.0 million in the first quarter of 2018 from US$93.9 million in the first quarter of 2017. Our total adjusted revenue increased by 81.2% to US$197.0 million in the first quarter of 2018 from US$108.8 million in the first quarter of 2017. These increases were mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: Revenue increased by 26.3% to US$110.7 million in the first quarter of 2018 from US$87.6 million in the first quarter of 2017. Adjusted revenue increased by 42.6% to US$146.0 million in the first quarter of 2018 from US$102.4 million in the first quarter of 2017. This increase was primarily due to the growth of our QAUs to 126.7 million in the first quarter of 2018 from 56.4 million in the first quarter of 2017, as we launched new games and expanded our existing games into new markets, which in turn increased the number of our paying users.

•	E-commerce: We began monetizing our e-commerce business in 2017. In the first quarter of 2018, our e-commerce revenue was US$27.3 million, including US$15.6 million of marketplace revenue and US$11.7 million of product revenue. Our e-commerce adjusted revenue was US$33.7 million in the same period. There was negligible e-commerce revenue for the first quarter of 2017. The additional services and product offerings we introduced to sellers under ‘Service by Shopee,’ ‘Shopee Logistics Service,’ as well as the other value-added services we recently started to offer created additional income streams for our e-commerce business.

•	Digital Financial Services: Revenue increased by 81.9% to US$3.7 million in the first quarter of 2018 from US$2.0 million in the first quarter of 2017. Adjusted revenue increased by 92.9% to US$3.9 million in the first quarter of 2018 from US$2.0 million in the first quarter of 2017. The increase was primarily attributable to the addition of use cases to our AirPay platform and a further deepening of our market penetration.

•	Other Services: Revenue increased by 210.9% to US$13.3 million in the first quarter of 2018 from US$4.3 million in the first quarter of 2017. The increase was primarily due to ancillary services we provide to our e-commerce platform users.

Cost of Revenue

Our total cost of revenue increased by 119.2% to US$146.5 million in the first quarter of 2018 from US$66.8 million in the first quarter of 2017.

•	Digital Entertainment: Cost of revenue increased by 29.0% to US$63.6 million in the first quarter of 2018 from US$49.3 million in the first quarter of 2017. The increase was primarily due to the increase in royalty payments to game developers as well as other costs directly associated with our digital entertainment segment which were largely in line with the revenue growth of our business.

•	Others: Cost of revenue for our other segments combined increased by 372.3% to US$82.9 million in the first quarter of 2018 from US$17.6 million in the first quarter of 2017. The increase was primarily due to the costs incurred following the launch of ‘Service by Shopee,’ ‘Shopee Logistics Service,’ and direct sales at the end of 2017; higher bank transaction fees driven by GMV growth from our e-commerce business; higher costs associated with other ancillary services we provided to our e-commerce platform users; as well as higher staff compensation and benefit costs.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 138.1% to US$152.1 million in the first quarter of 2018 from US$63.9 million in the first quarter of 2017. The table below sets forth the breakdown of the sales and marketing expenses of our two major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2017	2018	YOY%
	$ (unaudited)	$ (unaudited)
Sales and Marketing Expenses
Digital Entertainment	11,036	16,243	47.2%
E-commerce	45,905	127,198	177.1%

•	Digital Entertainment: Sales and marketing expenses increased by 47.2% to US$16.2 million in the first quarter of 2018 from US$11.0 million in the first quarter of 2017. The increase was primarily due to the launch of new games and our continued efforts to expand our existing games into new markets, which in turn enlarged our user base and increased the number of our paying users.

	For the Three Months ended March 31,
	2017	2018
	$ (unaudited)	$ (unaudited)
Digital Entertainment
Sales and marketing expenses	11,036	16,243

Adjusted revenue	102,396	146,030

Sales and marketing expenses as a percentage of adjusted revenue	10.8%	11.1%

Sales and marketing expenses as a percentage of adjusted revenue of 11.1% in the first quarter of 2018 was comparable to the first quarter of 2017.

•	E-commerce: Sales and marketing expenses increased by 177.1% to US$127.2 million in the first quarter of 2018 from US$45.9 million in the first quarter of 2017. The increase in marketing efforts was aligned with our strategy to fully capture the market growth opportunity and was primarily in connection with shipping and other promotions on our platform in order to increase our user base and enhance user engagement.

	For the Three Months ended March 31,
	2017	2018
	$ (unaudited)	$ (unaudited)
E-commerce
Sales and marketing expenses	45,905	127,198

GMV	648,285	1,941,403

Sales and marketing expenses as a percentage of GMV	7.1%	6.6%

Sales and marketing expenses as a percentage of GMV was 6.6% in the first quarter of 2018 and improved from 7.1% in the first quarter of 2017.

General and Administrative Expenses

Our general and administrative expenses increased by 76.5% to US$44.5 million in the first quarter of 2018 from US$25.2 million in the first quarter of 2017. This increase was primarily due to the expansion of our staff force, the increase in office facilities and related expenses, as well as the increase in other expenses.

Research and Development Expenses

Our research and development expenses increased by 71.3% to US$10.7 million in the first quarter of 2018 from US$6.3 million in the first quarter of 2017, primarily due to the increase in research and development staff force as we expanded and enriched our product offerings.

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), fair value change for convertible promissory notes and foreign exchange gain (loss). We recorded a net non-operating loss of US$18.2 million in the first quarter of 2018, compared to a net non-operating loss of US$2.5 million in the first quarter of 2017. This was primarily due to fair value loss of US$18.8 million recognized in the quarter arising from the fair value accounting treatment for convertible promissory notes and interest expenses on those promissory notes, partially offset by an investment gain arising from the disposal of an equity security investment.

Income Tax Expense

We had a net income tax benefit of US$0.8 million in the first quarter of 2018 which was primarily due to the higher deferred tax assets we recognized as a result of change in statutory tax rate in one of the markets we operate in and the increase in deferred revenue in our digital entertainment segment in the first quarter of 2018.

Share of Results of Equity Investees

We had share of losses of equity investees of US$0.6 million in the first quarter of 2018, compared with US$0.6 million in the first quarter of 2017.

Net Loss

As a result of the foregoing, we had net losses of US$216.2 million and US$73.1 million in the first quarter of 2018 and 2017, respectively.

Adjusted Net Loss

Adjusted net loss, which is net loss adjusted to remove share-based compensation expenses, was US$205.5 million and US$67.0 million in the first quarter of 2018 and 2017, respectively.

Updated Guidance

For the full year of 2018, we now expect total adjusted revenue to be between US$780 million and US$820 million, representing 40.9% to 48.1% growth from 2017. This compares to the previously disclosed guidance of between US$730 million and US$770 million, representing 31.9% to 39.1% growth.

We are also revising our e-commerce GMV guidance for the full year of 2018. We now expect e-commerce GMV for the full year of 2018 to be between US$8.2 billion and US$8.7 billion, representing 99.4% to 111.5% growth from 2017. This compares to the previously disclosed guidance of between US$7.5 billion and US$8.0 billion, representing 82.4% to 94.5% growth.

Webcast and Conference Call Information

Mr. Forrest Li, Founder, Chairman and Group Chief Executive Officer; Mr. Tony Hou, Group Chief Financial Officer; and Mr. Alan Hellawell, Group Chief Strategy Officer, will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	8:00 PM U.S. Eastern Time on 15 May 2018 8:00 AM Singapore / Hong Kong Time on 16 May 2018

Webcast link:	http://mms.prnasia.com/se/20180515/default.aspx

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for participants: 7961550

A replay of the conference call will be available at the Company’s investor relations website (http://www.seagroup.com/investor/financials). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@seagroup.com

Media: media@seagroup.com or sea@brunswickgroup.com

About Sea Limited

Sea’s mission is to better the lives of the consumers and small businesses of our region with technology. Our region includes the key markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore. Sea operates three platforms across digital entertainment, e-commerce, and digital financial services, known as Garena, Shopee, and AirPay, respectively.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “guidance” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the region, including segments within those industries; changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services platforms; the growth in its user base, level of user engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries; and general economic and business conditions in the region. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted revenue” of our digital entertainment segment represents revenue of the digital entertainment segment plus change in digital entertainment deferred revenue. This financial measure is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment. Although other companies may present such measures related to gross billings differently or not at all, we believe that the adjusted revenue of our digital entertainment segment provides useful information to investors about the segment’s core operating results, enhancing their understanding of our past performance and future prospects.

•	“Adjusted revenue” of our e-commerce segment represents revenue of the e-commerce segment (currently consisting of marketplace revenue and product revenue) plus commission income that were net-off against sales incentives. This financial measure enables our investors to follow trends in our e-commerce monetization capability over time and is a useful performance measure.

•	“Adjusted revenue” of our digital financial services segment represents revenue of the digital financial services segment plus service revenue that were net-off against sales incentives.

•	“Total adjusted revenue” represents the sum of the adjusted revenue of our digital entertainment segment, the adjusted revenue of our e-commerce segment, the adjusted revenue of our digital financial services segment, and the revenue of our other services. This financial measure enables our investors to follow trends in our overall group monetization capability over time and is a useful performance measure.

•	“Adjusted net loss” represents net loss excluding share-based compensation expense. We believe that the adjusted net loss helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of adjusted net loss has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation is a recurring significant expense.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. Although other companies may calculate adjusted EBITDA differently or not present it at all, we believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31, 2018
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	110,658	27,344 (1)	3,700	13,342	—	155,044
Changes in deferred revenue	35,372	—	—	—	—	35,372
Sales incentives net-off	—	6,400	223	—	—	6,623

Adjusted revenue	146,030	33,744 (2)	3,923	13,342	—	197,039

Operating income (loss)	18,788	(184,052)	(9,058)	(11,510)	(12,262)	(198,094)
Net effect of changes in deferred revenue and its related cost	28,195	—	—	—	—	28,195
Depreciation and Amortization	8,021	4,403	488	1,642	—	14,554
Share-based compensation	—	—	—	—	10,671	10,671

Adjusted EBITDA	55,004	(179,649)	(8,570)	(9,868)	(1,591)	(144,674)

	For the Three Months ended March 31, 2017
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(3)	Unallocated expenses(4)	Consolidated
	$	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	87,586	34	2,034	4,291	—	93,945
Changes in deferred revenue	14,810	—	—	—	—	14,810
Sales incentives net-off	—	—	—	—	—	—

Adjusted revenue	102,396	34	2,034	4,291	—	108,755

Operating income (loss)	18,389	(63,723)	(10,130)	(3,589)	(8,980)	(68,033)
Net effect of changes in deferred revenue and its related cost	11,745	—	—	—	—	11,745
Depreciation and Amortization	6,872	1,054	226	666	—	8,818
Share-based compensation	—	—	—	—	6,113	6,113

Adjusted EBITDA	37,006	(62,669)	(9,904)	(2,923)	(2,867)	(41,357)

(1)	Revenue of $27,344 includes marketplace revenue of $15,644 and product revenue of $11,700, net of sales incentives.
(2)	Adjusted revenue of $33,744 includes marketplace revenue of $22,044 and product revenue of $11,700.
(3)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.
(4)	Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended March 31,
	2017	2018
	$	$
	(unaudited)	(unaudited)
Revenue
Digital entertainment	87,586	110,658
Others	6,359	44,386

Total revenue	93,945	155,044
Cost of revenue
Digital entertainment	(49,277)	(63,572)
Others	(17,561)	(82,947)

Total cost of revenue	(66,838)	(146,519)

Gross profit	27,107	8,525

Operating income (expenses):
Other operating income	218	729
Sales and marketing expenses	(63,898)	(152,149)
General and administrative expenses	(25,208)	(44,487)
Research and development expenses	(6,252)	(10,712)

Total operating expenses	(95,140)	(206,619)

Operating loss	(68,033)	(198,094)
Interest income	144	3,091
Interest expense	(2,250)	(8,582)
Investment (loss) gain	(225)	7,515
Changes in fair value of convertible promissory notes	—	(18,796)
Foreign exchange loss	(148)	(1,475)

Loss before income tax and share of results of equity investees	(70,512)	(216,341)
Income tax (expense) credit	(1,932)	755
Share of results of equity investees	(632)	(583)

Net loss	(73,076)	(216,169)
Net (gain) loss attributable to non-controlling interests	(10)	556

Net loss attributable to Sea Limited’s ordinary shareholders	(73,086)	(215,613)

Adjusted net loss (1)	(66,963)	(205,498)

Loss per share:
Basic and diluted	(0.42)	(0.64)

Shares used in loss per share computation:
Basic and diluted	172,896,906	335,147,405

(1)	For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures.”

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31, 2017	As of March 31, 2018
	$	$
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,347,361	1,172,426
Restricted cash	95,300	159,521
Accounts receivable, net	61,846	70,899
Prepaid expenses and other assets	186,181	223,849
Inventories, net	9,790	13,382
Short-term investment	18,000	—
Amounts due from related parties	2,235	2,244

Total current assets	1,720,713	1,642,321
Non-current assets
Property and equipment, net	74,348	93,939
Intangible assets, net	37,333	33,614
Long-term investments	28,216	58,514
Prepaid expenses and other assets	46,297	53,587
Restricted cash	2,317	2,455
Deferred tax assets	48,104	55,070
Goodwill	30,952	30,952

Total non-current assets	267,567	328,131

Total assets	1,988,280	1,970,452

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2017	2018
	$	$
		(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	8,644	13,937
Accrued expenses and other payables	285,248	375,466
Advances from customers	27,155	30,450
Amount due to related parties	36,790	39,381
Short-term bank borrowings	2,013	—
Deferred revenue	268,241	283,538
Income tax payable	9,614	9,523

Total current liabilities	637,705	752,295

Non-current liabilities
Accrued expenses and other payables	7,547	7,860
Deferred revenue	133,481	162,909
Convertible promissory notes	726,950	745,746
Deferred tax liabilities	4,378	4,104
Unrecognized tax benefits	3,088	2,985

Total non-current liabilities	875,444	923,604

Total liabilities	1,513,149	1,675,899

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31, 2017	As of March 31, 2018
	$	$
		(unaudited)
Shareholders’ equity
Class A Ordinary shares	91	91
Class B Ordinary shares	76	76
Additional paid-in capital	1,564,656	1,575,078
Accumulated other comprehensive income	10,701	35,919
Statutory reserves	46	46
Accumulated deficit	(1,106,545)	(1,322,158)

Total Sea Limited shareholders’ equity	469,025	289,052
Non-controlling interests	6,106	5,501

Total shareholders’ equity	475,131	294,553

Total liabilities and shareholders’ equity	1,988,280	1,970,452

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three Months ended March 31,
	2017	2018
	$	$
		(unaudited)
Net cash used in operating activities	(59,271)	(94,360)
Net cash used in investing activities	(6,697)	(21,837)
Net cash generated from (used in) financing activities	356,953	(545)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	3,052	6,166
Net increase (decrease) in cash, cash equivalents and restricted cash	294,037	(110,576)
Cash, cash equivalents and restricted cash at beginning of the period	190,824	1,444,978

Cash, cash equivalents and restricted cash at end of the period	484,861	1,334,402

1	SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operation Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31, 2018
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)
Revenue	110,658	27,344	3,700	13,342	—	155,044

Operating income (loss)	18,788	(184,052)	(9,058)	(11,510)	(12,262)	(198,094)

Non-operating loss, net						(18,247)
Income tax expense						755
Share of results of equity investees						(583)

Net loss						(216,169)

	For the Three Months ended March 31, 2017
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)	$ (unaudited)
Revenue	87,586	34	2,034	4,291	—	93,945

Operating income (loss)	18,389	(63,723)	(10,130)	(3,589)	(8,980)	(68,033)

Non-operating loss, net						(2,479)
Income tax expense						(1,932)
Share of results of equity investees						(632)

Net loss						(73,076)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.
(2)	Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. The expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

SUPPLEMENTAL OPERATIONAL METRICS

		For the Three Months ended December 31, 2017	For the Three Months ended March 31, 2018
Digital Entertainment	Unit
Quarterly active users	millions	87.8	126.7
Monthly active users (last month)	millions	59.5	77.4
Quarterly paying users	millions	7.2	7.2
Average revenue per user	US$	1.6	1.2
Average revenue per paying user	US$	19.7	20.3
E-commerce
Gross GMV	US$ millions	1,578.6	1,941.4
Gross orders	millions	98.3	111.4
Digital Financial Services
GTV	US$ millions	1,027.5	1,702.2